SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


        Empresas ICA Sociedad Controladora, S.A. de C.V.(1)(the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)

       American Depositary Shares ("ADSs"), each representing six Ordinary
           Participation Certificates ("CPOs"), each representing one
                    Ordinary Share of Common Stock ("Shares")
   -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   292448107(2)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                               Rafael Robles Miaja
                         Franck, Galicia y Robles, S.C.
                        Boulevard Manuel Avila Camacho 24
                                Torre del Bosque
                                     Piso 7
                          Colonia: Lomas de Chapultepec
                            Mexico City 11000, Mexico
                                (5255) 5540-9225
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 January 9, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------

1    Translation of Issuer's Name: The ICA Corporation Holding Company.

2 CUSIP number is for the ADSs only. No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States.

--------------------------
CUSIP No. 292448107 ADSs             13D
--------------------------

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Carlos Slim Helu

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)|_|

                                                                 (b)|_|
     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
       WITH                    8   SHARED VOTING POWER

                                   198,112,357 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   198,112,357 Shares (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         198,112,357 Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* |X|


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.6% Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
CUSIP No. 292448107 ADSs             13D
--------------------------

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Carlos Slim Domit

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)|_|

                                                                 (b)|_|
     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES
BENEFICIALLY OWNED BY          7   SOLE VOTING POWER
EACH REPORTING PERSON
       WITH                    8   SHARED VOTING POWER

                                   198,112,357 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   198,112,357 Shares (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         198,112,357 Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* |X|


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.6% Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
CUSIP No. 292448107 ADSs             13D
--------------------------

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Marco Antonio Slim Domit

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)|_|

                                                                 (b)|_|
     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES
BENEFICIALLY OWNED BY          7   SOLE VOTING POWER
EACH REPORTING PERSON
       WITH                    8   SHARED VOTING POWER

                                   198,112,357 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   198,112,357 Shares (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         198,112,357 Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* |X|


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.6% Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
CUSIP No. 292448107 ADSs             13D
--------------------------

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Patrick Slim Domit

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)|_|

                                                                 (b)|_|
     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES
BENEFICIALLY OWNED BY          7   SOLE VOTING POWER
EACH REPORTING PERSON
       WITH                    8   SHARED VOTING POWER

                                   198,112,357 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   198,112,357 Shares (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         198,112,357 Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* |X|


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.6% Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
CUSIP No. 292448107 ADSs             13D
--------------------------

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Maria Soumaya Slim Domit

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)|_|

                                                                 (b)|_|
     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES
BENEFICIALLY OWNED BY          7   SOLE VOTING POWER
EACH REPORTING PERSON
       WITH                    8   SHARED VOTING POWER

                                   198,112,357 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   198,112,357 Shares (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         198,112,357 Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* |X|


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.6% Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
CUSIP No. 292448107 ADSs             13D
--------------------------

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Vanessa Paola Slim Domit

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)|_|

                                                                 (b)|_|
     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES
BENEFICIALLY OWNED BY          7   SOLE VOTING POWER
EACH REPORTING PERSON
       WITH                    8   SHARED VOTING POWER

                                   198,112,357 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   198,112,357 Shares (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         198,112,357 Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* |X|


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.6% Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
CUSIP No. 292448107 ADSs             13D
--------------------------

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Johanna Monique Slim Domit

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)|_|

                                                                 (b)|_|
     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES
BENEFICIALLY OWNED BY          7   SOLE VOTING POWER
EACH REPORTING PERSON
       WITH                    8   SHARED VOTING POWER

                                   198,112,357 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   198,112,357 Shares (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         198,112,357 Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* |X|


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.6% Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
CUSIP No. 292448107 ADSs             13D
--------------------------

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Carso Global Telecom, S.A. de C.V.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)|_|

                                                                 (b)|_|
     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES
BENEFICIALLY OWNED BY          7   SOLE VOTING POWER
EACH REPORTING PERSON
       WITH                    8   SHARED VOTING POWER

                                   0 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   0 Shares (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* |X|


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0% Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON*

         HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
CUSIP No. 292448107 ADSs             13D
--------------------------

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Grupo Financiero Inbursa, S.A. de C.V.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)|_|

                                                                 (b)|_|
     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         OO  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES
BENEFICIALLY OWNED BY          7   SOLE VOTING POWER
EACH REPORTING PERSON
       WITH                    8   SHARED VOTING POWER

                                   197,154,786 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   197,154,786 Shares (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         197,154,786 Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* |_|


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.5% Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON*

         HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
CUSIP No. 292448107 ADSs             13D
--------------------------

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos

         Telephonos de Mexico

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)|_|

                                                                 (b)|_|
     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         AF (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES
BENEFICIALLY OWNED BY          7   SOLE VOTING POWER
EACH REPORTING PERSON
       WITH                    8   SHARED VOTING POWER

                                   0 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   0 Shares (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* |X|


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0% Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
CUSIP No. 292448107 ADSs             13D
--------------------------

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Trust No. F/0008

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)|_|

                                                                 (b)|_|
     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         OO  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES
BENEFICIALLY OWNED BY          7   SOLE VOTING POWER
EACH REPORTING PERSON
       WITH                        231,044,970 Shares (See Items 5(a) and 5(b))

                               8   SHARED VOTING POWER

                               9   SOLE DISPOSITIVE POWER

                                   231,044,970 Shares (See Items 5(a) and 5(d))

                              10   SHARED DISPOSITIVE POWER



    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         231,044,970 Shares (See Items 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* |_|


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.4% Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON*

         EP

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
CUSIP No. 292448107 ADSs             13D
--------------------------

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Fundacion Telmex, A.C.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)|_|

                                                                 (b)|_|
     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         OO  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES
BENEFICIALLY OWNED BY          7   SOLE VOTING POWER
EACH REPORTING PERSON
       WITH                        23,375,700 Shares (See Items 5(a) and 5(b))

                               8   SHARED VOTING POWER

                               9   SOLE DISPOSITIVE POWER

                                   23,375,700 Shares (See Items 5(a) and 5(d))

                              10   SHARED DISPOSITIVE POWER



    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         23,375,700 Shares (See Items 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* |_|


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.3% Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON*

         OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
CUSIP No. 292448107 ADSs             13D
--------------------------

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos

         Inmobiliaria Carso, S.A. de C.V.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)|_|

                                                                 (b)|_|
     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         AF (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES
BENEFICIALLY OWNED BY          7   SOLE VOTING POWER
EACH REPORTING PERSON
       WITH                    8   SHARED VOTING POWER

                                   957,571 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   957,571 Shares (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         957,571 Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* |_|


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.05% Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON*

         HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
CUSIP No. 292448107 ADSs             13D
--------------------------

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos

         Orient Star Holdings LLC

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)|_|

                                                                 (b)|_|
     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         OO (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES
BENEFICIALLY OWNED BY          7   SOLE VOTING POWER
EACH REPORTING PERSON
       WITH                    8   SHARED VOTING POWER

                                   957,571 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   957,571 Shares (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         957,571 Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* |_|


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.05% Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON*

         OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 3 (the "Third Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission on October 24, 2003 (the "Schedule 13D"), as amended by Amendment No. 1 (the "First Amendment") filed with the Securities and Exchange Commission on October 31, 2003 and Amendment No. 2 (the "Second Amendment") filed with the Securities and Exchange Commission on December 9, 2003 by Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit (collectively, the "Slim Family"), Carso Global Telecom, S.A. de C.V. ("CGT"), Grupo Financiero Inbursa, S.A. de C.V. ("GFI"), Telefonos de Mexico, S.A. de C.V. ("Telmex"), Trust No. F/0008 (the "Trust"), Fundacion Telmex A.C. ("Fundacion Telmex"), Inmobiliaria Carso S.A. de C.V. ("Inmobiliaria") and Orient Star Holdings LLC ("Orient Star"), with respect to the Ordinary Shares of Common Stock ("Shares") of Empresas ICA Sociedad Controladora, S.A. de C.V. (the "Issuer"). Capitalized terms used but not otherwise defined in this Third Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 3.  Source and Amount of Funds or Other Consideration.


         The aggregate amount of funds utilized to purchase the Shares as to which the Reporting Persons acquired beneficial ownership since the Second Amendement pursuant to Amended Agreement (as defined and described below in Item
4) was U.S.$21,520,583 (Ps. 232,529,896 converted to dollars at an exchange rate of Ps.10.8050 per U.S. dollar, the noon buying rate for Mexican pesos on January 12, 2004 as published by the Federal Reserve Bank of New York). The funds used to purchase Shares were obtained from investment funds of the Reporting Persons directly owning Shares.

Item 4.  Purpose of Transaction.

         As described in Item 4 of the First Amendment, on October 30, 2003, the Issuer's Board of Directors resolved to call a shareholders' meeting to consider approval of an increase in the capital of the Issuer through a rights offering (the "Rights Offering") to shareholders at a subscription price of Ps.2.00 per Share (the "Subscription Price"). On October 31, 2003, the Issuer and Inversora Bursatil, S.A. de C.V. Casa de Bolsa, Grupo Financiero Inbursa ("Inversora") entered into a Collaboration Agreement for the Subscription of Shares (the "Agreement") in connection with the proposed capital increase by the Issuer. The Rights Offering was approved at a shareholders' meeting held on November 17, 2003. Pursuant to the Rights Offering, each shareholder of the Issuer was entitled to subscribe for two Shares, at the Subscription Price per Share, for each Share it held. The Rights Offering commenced on November 25, 2003 and expired on December 9, 2003. On December 5, 2003, pursuant to the Rights Offering, each of the Reporting Persons directly beneficially owning Shares exercised its right to purchase two Shares for each Share it previously directly beneficially owned.

         As described in Item 4 of the Second Amendment, on December 11, 2003, Inversora and the Issuer entered into the Amended Agreement. After giving effect to the Rights Offering, pursuant to the Amended Agreement, Inversora was obligated, if requested by the Issuer, to subscribe for up to 31,886,520 Shares at the Subscription Price per Share, and to use its best efforts (but was not obligated) to find investors to subscribe for up to an additional 469,752,496 Shares at the Subscription Price per Share. On January 9, 2004, pursuant to the Amended Agreement, a subsidiary of GFI and affiliate of Inversora subscribed for 116,264,948 new Shares.

         As is described in Item 4 of the Second Amendment, the Reporting Persons currently hold their Shares in the form of CPOs. References throughout this Third Amendment to "Shares" shall accordingly be construed to include Shares held in the form of CPOs.

         Inversora is an affiliate of GFI, one of the Reporting Persons, and accordingly GFI and the Slim Family may each be deemed to share beneficial ownership of all Shares that may be acquired by Inversora (other than Shares that may be acquired on behalf of unaffiliated third parties).

         Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons may in the future acquire additional Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Shares or Convertible Debentures owned by them in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Persons.

Item 5.   Interest in Securities of the Issuer.

         (a) The Reporting Persons have the following direct interests in Shares (as described above in Item 4, all Shares held by the Reporting Persons are held in the form of CPOs):

                                                                     Shares assuming conversion of
                                        Shares(1)                     Convertible Debentures(2)
                              -----------------------------          -----------------------------
                                Number         % of Class                Number        % of Class
                              -------------  --------------           -------------  --------------
GFI(3)...................    189,014,498             10.1%           197,154,786             10.5%
Trust(4).................    231,044,970           12.4                       --             --
Fundacion Telmex.........     23,375,700            1.3                       --             --
Orient Star(5)...........             --            --                   957,571           0.05

-------------------

(1) Based upon 1,864,684,299 Shares outstanding as of January 9, 2004. Assumes no conversion of Convertible Debentures.

(2) Based upon 1,864,684,299 Shares outstanding as of January 9, 2004. Totals and percentages assume that all of the Convertible Debentures held by the relevant Reporting Persons have been converted into Shares.

(3) Second column assumes conversion of U.S.$34,854,000 of Convertible Debentures into 8,140,228 Shares, at a ratio of 233.55 Shares per each U.S.$1,000 of Convertible Debentures.

(4) The other Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Trust.

(5) Second column assumes conversion of U.S.$4,100,000 of Convertible Debentures into 957,571 Shares at a ratio of 233.55 Shares per each U.S.$1,000 of Convertible Debentures.

         (c) All transactions in Shares effected by the Reporting Persons during the past 60 days, excluding transactions previously reported on the Schedule 13D and the First Amendment, are listed in Schedule II hereto.

         (e) Not applicable.


*    The Powers of Attorney and Joint Filing Agreement filed as exhibits to the
     Schedule 13D are hereby incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Carlos Slim Helu                       By: /s/ Eduardo Valdes Acra
                                                    ----------------------------
         -------------------------------------      Eduardo Valdes Acra
                                                    Attorney-in-Fact
         Carlos Slim Domit                          January 13, 2004

         -------------------------------------

         Marco Antonio Slim Domit

         -------------------------------------

         Patrick Slim Domit

         -------------------------------------

         Maria Soumaya Slim Domit

         -------------------------------------

         Vanessa Paola Slim Domit

         -------------------------------------

         Johanna Monique Slim Domit

         -------------------------------------

         CARSO GLOBAL TELECOM, S.A. DE C.V.

         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         GRUPO FINANCIERO INBURSA, S.A. DE C.V.

         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         TELEFONOS DE MEXICO, S.A. DE C.V.

         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         BANCO INBURSA S.A., INSTITUCION DE
         BANCA MULTIPLE, GRUPO FINANCIERO
         INBURSA, DIVISION FIDUCIARIA, AS
         TRUSTEE OF TRUST NO. F/0008

         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         FUNDACION TELMEX, A.C.

         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         INMOBILIARIA CARSO S.A. DE C.V.

         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         ORIENT STAR HOLDINGS LLC

         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

                                   SCHEDULE II

         During the past 60 days, excluding transactions previously reported on the Schedule 13D and the First Amendment, the Reporting Persons set forth below effected the following transactions in Shares on the Bolsa Mexicana de Valores, S.A. de C.V. (the "Mexican Stock Exchange").


                    Type of                     Number of       Price per Share
Reporting Person  Transaction    Trade Date       Shares      (in Mexican Pesos)

       GFI          Purchase   January 9, 2004  116,264,948           2.00